

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 24, 2009

Mr. Robert L. Parker Jr.
Chief Executive Officer
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, TX 77077

      Re: Parker Drilling Company
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed February 29, 2008
                File No. 001-07573

Dear Mr. Parker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director